Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alcatel-Lucent S.A.

(Registration Statement File No. 333-206365)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Announcement of early redemption of convertible bonds due July 1, 2018 (the “2018 OCEANES”), January 30, 2019 (the “2019 OCEANES”) and January 30, 2020 (the “2020 OCEANES”, and together with the 2018 OCEANES and the 2019 OCEANES, the “OCEANES”)

Alcatel-Lucent 148-152, route de la Reine, 92100 Boulogne-Billancourt - RCS Nanterre : 542 019 096

Pursuant to the provisions of i) the prospectus of the 2018 OCEANES (ISIN Code: FR0011527225) issued by Alcatel Lucent (Paris: ALU) (the “Company” or “Alcatel Lucent”) approved by the Autorité des marchés financiers (the “AMF”) on June 26, 2013 under visa n° 13-305 (the “2018 OCEANES Prospectus”), and ii) the prospectus of the 2019 OCEANES (ISIN Code: FR0011948306) and the 2020 OCEANES (ISIN Code: FR0011948314) issued by the Company approved by the AMF on June 2, 2014 under visa n° 14-254 (the “2019 and 2020 OCEANES Prospectus”), the settlement-delivery which took place on January 7, 2016 in the context of the public exchange offer initiated by Nokia on the securities of the Company (the “Offer”), the results of which have been announced by the AMF in its announcement n° 216C0010 dated January 5, 2016, Nokia holds 76.31% of the share capital and at least 76.01% of the voting rights of the Company, constitutes a change of control within the meaning of Section 4.2.6.3 of the 2018 OCEANES Prospectus and of Sections 4.2.6.3 and 4.4.6.3 of the 2019 and 2020 OCEANES Prospectus, respectively.

Consequently, the holders of OCEANES have right to request an early redemption of their OCEANES in the conditions provided for in the 2018 OCEANES Prospectus and in the 2019 and 2020 OCEANES Prospectus, as the case may be.

The date of early redemption of the OCEANES has been set at February 26, 2016, at the following price:

•	for 2018 OCEANES, 1.80 EUR plus accrued interests since January 1, 2016 until January 1, 2016 amounting to 0.01170 EUR, i.e. a total amount of 1.81170 EUR per 2018 OCEANE;

•	for 2019 OCEANES, a total amount of 4.11 EUR per 2019 OCEANE; and

•	for 2020 OCEANES, 4.02 EUR plus accrued interests since January 30, 2016 until February 26, 2016 amounting to 0.00037 EUR, i.e. a total amount of 4.02037 EUR per 2020 OCEANE.

The Company recalls that following the success of the Offer, it is reopened from January 14, 2016 to February 3, 2016.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This communication is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus / Offer to Exchange, dated November 12, 2015 included in the Registration Statement on Form F-4 filed by Nokia with the SEC on November 12, 2015 (the “Registration Statement”), the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Alcatel-Lucent with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) filed by Nokia with the French AMF or the response document (note en réponse) filed by Alcatel-Lucent with the AMF (including the letters of transmittal and related documents and in each case as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov). Nokia’s offer document (note d’information) dated November 12, 2015 on which the AMF affixed visa no. 15-573 and Alcatel-Lucent’s response document (note en réponse) dated November 12, 2015 on which the AMF affixed visa no. 15-574, containing detailed information with regard to the French public exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com), as applicable.